SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)

Bottomline Technologies (de), Inc

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

101388 10 6 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 101388 10 6	13G	Page 2 of 12 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) McGurl Family Limited Partnership 020511436

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 1,018,750 shares 6. Shared Voting Power 0 shares 7. Sole Dispositive Power 1,018,750 shares (1) 8. Shared Dispositive Power 0 shares

* SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	As exercised by its General Partner, McGurl Management, Inc. Mr. Daniel M. McGurl is President of McGurl Management, Inc.

CUSIP No. 101388 10 6	13G	Page 3 of 12 Pages

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,018,750 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 6.1%

12.	Type of Reporting Person* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 101388 10 6	13G	Page 4 of 12 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) McGurl Management, Inc. 020511434

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 shares 6. Shared Voting Power 1,018,750 shares (1) 7. Sole Dispositive Power 0 shares 8. Shared Dispositive Power 1,018,750 shares (1)

* SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	Solely in its capacity as General Partner of McGurl Family Limited Partnership. Mr. Daniel M. McGurl is President of McGurl Management, Inc.

CUSIP No. 101388 10 6	13G	Page 5 of 12 Pages

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,018,750 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 6.1%

12.	Type of Reporting Person* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 101388 10 6	13G	Page 6 of 12 Pages

1.	Names of Reporting Persons I.R.S. Identification No. of above persons (entities only) Daniel M. McGurl

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 243,751 shares 6. Shared Voting Power 1,018,750 shares (1) 7. Sole Dispositive Power 243,751 shares 8. Shared Dispositive Power 1,018,750 shares (1)

* SEE INSTRUCTIONS BEFORE FILLING OUT

(1)	Solely in his capacity as President of McGurl Management, Inc., General Partner of McGurl Family Limited Partnership.

CUSIP No. 101388 10 6	13G	Page 7 of 12 Pages

9.

Aggregate Amount Beneficially Owned by Each Reporting Person

1,262,501 shares (Consists of the following: (a) 1,018,750 shares of Common Stock subject to an Agreement of Limited Partnership of McGurl Family Limited Partnership and (b)

243,751 shares of Common Stock which Mr. McGurl has the right to acquire within 60 days of December 31, 2003 upon the exercise of options).

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11.	Percent of Class Represented by Amount in Row 9 7.5%

12.	Type of Reporting Person* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 101388 10 6	13G	Page 8 of 12 Pages

Item 1.	(a)	Name of Issuer:

Bottomline Technologies (de), Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

325 Corporate Drive, Portsmouth, New Hampshire 03801

Item 2.	(a)	Name of Person Filing:

Pursuant to Rule 13d-5(b)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby file this Schedule 13G Statement on behalf of McGurl Family Limited Partnership, a Delaware limited partnership, McGurl Management, Inc., a Delaware corporation and General Partner of McGurl Family Limited Partnership, and Daniel M. McGurl, President of McGurl Management, Inc. Such person and entities are sometimes hereinafter referred to as the “Reporting Persons.” The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

	(b)	Address of Principal Business Office or, if None, Residence:

325 Corporate Dive, Portsmouth, New Hampshire 03801 Attention: Daniel M. McGurl

	(c)	Citizenship:

See cover pages hereto.

	(d)	Title of Class of Securities:

Common Stock, par value $.001 per share

	(e)	CUSIP Number:

101388 10 6

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is:

Inapplicable

Item 4.	Ownership:*

*	As of December 31, 2003

CUSIP No. 101388 10 6	13G	Page 9 of 12 Pages

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I	McGurl Family Limited Partnership:

	(a)	Amount Beneficially owned: 1,018,750

	(b)	Percent of class: 6.1%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,018,750

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,018,750

(iv) Shared power to dispose or to direct the disposition of: 0

II	McGurl Management, Inc.:

	(a)	Amount Beneficially owned: 1,018,750

	(b)	Percent of class: 6.1%

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 1,018,750

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 1,018,750

III	Daniel M. McGurl:

	(a)	Amount Beneficially owned: 1,262,501

Consists of the following: (a) 1,018,750 shares of Common Stock subject to an Agreement of Limited Partnership of McGurl Family Limited Partnership and (b) 243,751 shares of Common Stock which Mr. McGurl has the right to acquire within 60 days of December 31, 2003 upon the exercise of options.

	(b)	Percent of class: 7.5%

	(c)	Number of shares as to which such person has:

CUSIP No. 101388 10 6	13G	Page 10 of 12 Pages

(i) Sole power to vote or to direct the vote: 243,751

(ii) Shared power to vote or to direct the vote: 1,018,750

(iii) Sole power to dispose or to direct the disposition of: 243,751

(iv) Shared power to dispose or to direct the disposition of: 1,018,750

Item 5.	Ownership of Five Percent or Less of a Class:

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Inapplicable

Item 8.	Identification and Classification of Members of the Group:

This Schedule 13G Statement is being filed on behalf of each of the Reporting Persons pursuant to Rules 13d-5(b)(1) and 13d-1(k)(1). The agreement required by Rule 13d-1(k)(1) is attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of a Group:

Inapplicable

Item 10.	Certifications:

McGurl Family Limited Partnership and McGurl Management, Inc.:

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 101388 10 6	13G	Page 11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 12, 2004
Date
McGurl Family Limited Partnership, a Delaware Limited Partnership

By:	/s/ McGurl Management, Inc.

McGurl Management, Inc., General Partner

By:	/s/ Daniel M. McGurl

Its:	President

McGurl Management, Inc., a Delaware Corporation

By:	/s/ Daniel M. McGurl

Daniel M. McGurl President

Daniel M. McGurl

By:	/s/ Daniel M. McGurl

Daniel M. McGurl

CUSIP No. 101388 10 6	13G	Page 12 of 12 Pages

EXHIBIT A

Pursuant to Rule 13d-1(k)(1) of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of them in the capacities set forth below.

Dated: February 12, 2004	McGurl Family Limited Partnership, a Delaware Limited Partnership

	By:	/s/ McGurl Management, Inc.

McGurl Management, Inc., General Partner

	By:	/s/ Daniel M. McGurl

	Its:	President

McGurl Management, Inc., a Delaware Corporation

	By:	/s/ Daniel M. McGurl

Daniel M. McGurl President

	By:	/s/ Daniel M. McGurl

Daniel M. McGurl